UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

Commission File Number: 001-38438

Spotify Technology S.A.

(Translation of registrant’s name into English)

42-44, avenue de la Gare

L-1610 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Letter to Shareholders

On July 27, 2022, Spotify Technology S.A. released its results for the quarter ended June 30, 2022 by posting its Q2 2022 Update (“Update”) on its website at investors.spotify.com. A copy of the Update is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Q2 2022 Update dated July 27, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: July 27, 2022	By:	/s/ Paul Vogel
	Name:	Paul Vogel
	Title:	Chief Financial Officer